EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Commercial Capital Bancorp, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-3 of Commercial Capital Bancorp, Inc. of our report dated February 27, 2004, with respect to the consolidated statements of financial condition of Commercial Capital Bancorp, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2003, which report appears in the December 31, 2003, annual report on Form 10-K of Commercial Capital Bancorp, Inc.

Our report includes an explanatory paragraph which states that, as discussed in Note 1 to the consolidated financial statements, the Company changed its accounting for goodwill and other intangible assets in 2002.

/s/    KPMG LLP

Los Angeles, California

July 22, 2004